

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

August 22, 2008

Via U.S. Mail

Mr. Todd Larsen
President and Chief Executive Officer
First Corporation
254-16 Midlake Boulevard
Calgary, AB Canada T2X 2X7

> **Re:** **First Corporation**
> **Schedule 14C**
> **Filed August 7, 2008**
> **File No. 0-52724**
>
> **Form 10-Q for the period ended June 30, 2008**
> **Filed August 13, 2008**
>
> **Form 10-Q for the period ended March 31, 2008**
> **Filed May 5, 2008**

Dear Mr. Larsen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Information Statement on Schedule 14C filed August 7, 2008

General

1. Ensure that your filings with the Commission are accurate and complete. For example, revise the disclosure under "Amendment of Charter, Bylaws or Other Documents" to eliminate the suggestion that First Corporation has changed its name, and finish the sentence that ends "which vote was obtained by majority written consent of the holders … of our common stock on." in the paragraph that follows. In the alternative, explain in necessary detail the change to your name, and include corresponding changes to related disclosure throughout the document.

Summary of the Provisions of the Amended and Restated Articles of Incorporation

2. We note your reference to the possibility of "alternative business opportunities." Please disclose whether you have any plans, proposals or arrangements to issue any shares of the additional authorized common stock in connection with an acquisition or similar financing transaction. If you do not have such plans, please so state.

Forms 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008

General

3. Amend these filings to provide all the disclosure that Form 10-Q requires. For example, you provide none of Items 4 and 4T, namely the disclosure required by Items 307, 308(c) and 308T of Regulation S-K.

Exhibits 31.1 and 31.2

4. Please obtain and file new certifications that reflect the exact language set forth in Item 601(b)(31) of Regulation S-K. Also ensure that the officers reference the correct form. We note that the officers refer to a Form 10-QSB, although both filings are in fact on Form 10-Q.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: C. Moncada-Terry

via Facsimile
Joseph Emas
305-531-1274